Organigram Announces Receipt of License for Controlled Drugs and Substances from Health Canada

“Dealer’s License” will permit greater research and development opportunities for new products and formulations

MONCTON, NB, May 15, 2018 /CNW/ – Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce that Health Canada has issued the Company a License for Controlled Drugs and Substances (“Dealer’s License”) making Organigram a “Licensed Dealer”.

The Dealer’s License is the product of over twelve months of work with Health Canada to ensure Organigram can engage in research and development initiatives that will be critical to the Company’s forward-looking strategic plan both in Canada and internationally.

“The Dealer’s License will allow us to put our plans into action” stated Greg Engel, Organigram CEO. “Now that we have our Dealer’s License in hand, we’ll be aggressively moving forward on plans for alternative forms and partnerships to fully maximize the value of our planned production of over 113,000 kg of cannabis through 2020.”

With receipt of its Dealer’s License, the Company is now authorized to conduct additional activities not currently permitted under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). This provides Organigram with an ability to develop, test and export an extensive range of products including its current range of cannabis oils as well as an extensive range of derivative based formulations. The License will also allow the Company to import input materials such as synthetic cannabidiol (CBD) referenced in a previously announced press release with alpha-cannabis® Pharma GmbH (“Alpha Cannabis Germany”) as well as other international organizations participating in the legal medical cannabis market.

“The receipt of our Dealer’s License is another key step in our international expansion plans as we are now positioned to expand our medical product offering not only to the German market but also provide a broad range of products to other European and key global markets,” said Greg Engel, CEO of Organigram. “Additionally, we can now begin extensive research on new formulations to advance our product offerings in the future.”

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Forward-looking statements

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, import and export regulations, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States absent such registration or an applicable exemption from such registration requirements.

For more information, visit www.organigram.ca

For further information, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.
Larry Rogers	Dylan Rogers
VP, International Business	Director of Investor Relations
Development	(506) 801-8986
(506) 871-9279	drogers@organigram.ca
lrogers@organigram.ca